FOIA Confidential Treatment Request

Pursuant to Rule 83 by Alignment Healthcare, Inc.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 17, 2021

Via EDGAR Submission

Ms. Sonia Bednarowski

Mr. Rolf Sundwall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alignment Healthcare, Inc.
Registration Statement on Form S-1
File No. 333-253824

Dear Ms. Bednarowski and Mr. Sundwall:

On behalf of our client, Alignment Healthcare, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated March 16, 2021, regarding the Company’s Registration Statement on Form S-1, file number 333-253824 (the “Registration Statement”), in connection with the initial public offering (the “Offering”) of shares of the Company’s common stock (“Shares”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Registration Statement on Form S-1

Executive Compensation Equity Incentive Compensation, page 142

1.	Refer to your response to comment fourteen from our December 21, 2020 letter. Please provide us the following information:

•	The discount for marketability applied to your December Valuation

Response: The December 2020 Valuation used a probability-weighted expected return model (PWERM) that incorporated an initial public offering (“IPO”) scenario and a non-IPO alternative scenario following the estimated IPO window. These two scenarios applied a discount of marketability (DLOM) to the various subject securities. The discounts are used in the per unit

2	FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

values that derive our stock-based compensation expense. There is not a singular discount for marketability used as different discounts are applied to various unit classes as well as participation hurdles within a unit class. These discounts also vary between the IPO vs. the non-IPO scenarios. In the IPO scenario, the discount for Class A units of the Company (“Class A Units”) and Class B units of the Company (“Class B Units”) was [***]%, whereas the discount for the Class C units of the Company (“Class C Units”) ranged from [***]% to [***]%. In the non-IPO scenario, the Class A Units ranged from [***]-[***]%, the Class B Units ranged from [***]-[***]%, and the Class C Units ranged from [***]-[***]%. The discounts are based on the Finnerty model, an option pricing methodology, and utilize security specific volatilities and terms to exit under the IPO and non-IPO scenarios.

•	The fair value of the Company and Incentive Units issued if 100% probability of the Offering had been used in your December Valuation

Response: The fair value of the Company would have been approximately $[***], representing the present value as of December 31, 2020 under the IPO scenario. The incentive units issued in December would have had a fair value per unit of $[***] if we had utilized a 100% weighting on the IPO scenario, compared to $[***] based on the current methodology of including both an IPO and non-IPO scenario.

•

An analysis allocating the estimated total equity value for each of your valuation dates to the different classes of membership units outstanding as of the valuation date. Include in this analysis the number of each class of unit outstanding as of the valuation date, and any assumptions used in the valuation specific to each class of unit.

Response: Please find the requested information attached hereto as Annex A. The valuations presented are based on the specific rights and liquidation preferences of each of the individual unit classes, to which we then apply the specific discounts for marketability discussed above.

•	A description of the terms of each class of membership unit; and

Response: Class A Units were issued to investors who contributed capital, whereas Class B Units and Class C Units were issued to employees and consultants in the form of incentive units. Class A Units have a return-of-capital preference relative to Class B Units and Class C Units, and also accrued a payment-in-kind (PIK) until December 31, 2016, which is still outstanding today and also has a preference relative to the Class B Units and Class C Units. Each of the Class A Units, the Class B Units and Class C Units are entitled to one vote per unit on all matters requiring the vote of the partners; Class A Units vote as a single class, and the Class B Units and Class C Units vote together as a single class.

The Class B Units and Class C Units were issued as profits interests with specified benchmark thresholds that govern the manner in which, and time at which, Class B Units and Class C Units participate in distributions. The Class B Units and Class C Units also feature certain forfeiture and call provisions upon departure. The economic terms of the Class A Units, Class B Units and Class C Units are otherwise similar. The initial Class B Units granted vest 20% upon grant;

3	FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

60% are time-based awards vesting on the 2nd, 3rd, and 4th grant-date anniversary; and 20% contain a performance condition that vests upon a change in control. Class B Units granted after 2015 and Class C Units have similar terms, with 80% vesting over four years commencing on the first anniversary date and 20% vesting upon a change in control.

•	An estimated conversion rate for each class of unit into common stock as a result of the corporate conversion described on page 72.

Response: The final conversion rates for each class of units will not be finalized until the IPO pricing is finalized. We currently estimate, based on $[***] per Share (the anticipated midpoint of the range), that:

•	Class A Units will receive approximately [***] Shares per Class A Unit

•	Class B Units will receive approximately [***]Shares per Class B Unit

•	Class C Units will receive approximately [***] Share per Class C Unit

****

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned rather than rely on the U.S. mail for such notice. The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at (212) 373-3434 or ccummings@paulweiss.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Via E-mail
John Kao, Chief Executive Officer
Thomas Freeman, Chief Financial Officer
Alignment Healthcare, Inc.

4	FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

Annex A

[Annex Redacted]